SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated May 19, 2008 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated May 19, 2008, the Company reported that on May 13, 2008 the Company has acquired shares of Alto Palermo S.A. (APSA) in the Mercado de Valores de la Ciudad de Buenos Aires, as described in the chart below.

Accordingly, the Company informs that after such acquisition, the Company’s interest in Alto Palermo S.A. (APSA) reached 63.3261%.

Irsa

Alto Palermo					Outstanding Shares:		78,206,421.40

Trade Date	Settle date	Type	Market	Type of Operation	Quantity	Price	Net	Balance (shares)%
					Balance as of 30/04/08		48,862,668.0

13/05/08	16/05/08	Alto Palermo S.A.	BASE	Buy	16.3	11.00	180.12	48,862,684.3	0.0000%
14/05/08	19/05/08	Alto Palermo S.A.	BASE	Buy	3,500.0	10.64	37,420.64	48,866,184.3	0.0044%
14/05/08	19/05/08	Alto Palermo S.A.	BASE	Buy	658,923.0	10.50	6,933,642.78	49,525,107.3	0.8425%

					Final Balance:		49,525,107.3		63.3261%

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/s/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: May 27, 2008